

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via email
Elisabeth A. Ising, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave. N.W.
Washington, D.C. 20036

> **Re:** **AOL Inc.**
> **Definitive Additional Materials**
> **Filed May 2, 2012 and May 3, 2012**
> **File No. 001-34419**

Dear Ms. Ising:

We have reviewed your filings and have the following comments.

General

1. Please ensure that each statement or assertion of opinion or belief set forth in your soliciting material is characterized as such, and that a reasonable basis for each such opinion or belief exists. Throughout your additional soliciting materials, you have not consistently characterized your assertions of opinion as such. For example, in future soliciting materials, state clearly as your opinion:

    - assertions that your "strategy has positioned the company to succeed in a digital landscape…,";
    - characterizations that Starboard is an "activist" investor, "self-interested" and/or "value-destructive…"; and,
    - statements that Starboard's strategy is "misguided".

2. Further to our comment above, support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that are not characterized as an opinion and/or which require supplemental information and further disclosure to support your belief or opinion:

    - AOL.com, The Huffington Post, Moviefone, DailyFinance, Stylelist, Engadget and TechCrunch are *"key destination brands…,"* (emphasis added); and,

    - Patch is a *"high-growth"* area (emphasis added).

Where the basis of support is other documents, such as the BIA/Kelsey report from March 2012 to which you refer, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

3. You disclose without qualification that your "strategy is working, has created significant stockholder value, and *will create even more stockholder value*…" (emphasis added). Please remove the predictive portion of this statement in future filings as the basis for your opinion is not apparent. Alternatively, provide us with supplemental support for your assertion and confirm that if a statement such as this is included in future filings, you will appropriately balance your disclosure by acknowledging that future results are not assured. Refer generally to Rule 14a-9 (a).

4. Refer to the header "Protect your investment…". Please remove this header in future filings and avoid using captions that imply that shareholders' investments, as a matter of fact, will be protected by voting for your nominees. Refer generally to Rule 14a-9.

5. We refer generally to Note (b) to Rule 14a-9(a). In future filings, please refrain from making assertions that directly or *indirectly* impugn the character, integrity or reputation of Starboard participants. We note for example, assertions that characterize Starboard's campaign as "disingenuous", "destructive" and/or "misleading:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3757.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions